Exhibit 12

Abbott Laboratories and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Nine Months Ended
September 30, 2015
Earnings from Continuing Operations	$1,911
Add (deduct):
Taxes on earnings	442
Capitalized interest cost, net of amortization	2
Noncontrolling interests	12

Earnings from Continuing Operations, as adjusted	2,367

Fixed Charges:
Interest on long-term and short-term debt	122
Capitalized interest cost	10
Rental expense representative of an interest factor	65

Total Fixed Charges	197

Total adjusted earnings available for payment of fixed charges	$2,564

Ratio of earnings to fixed charges	13.0

NOTE:   For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; noncontrolling interests; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.